EXHIBIT 99

RISK FACTORS

Our business faces significant risks.  Set forth below are all risks that we believe are material at this time.  Our business, financial condition and results of operations could be materially adversely affected by any of these risks.  These risks should be read in conjunction with the other information in the Company's Annual Report on Form 10-K for the year ended December 31, 2017, and this Quarterly Report on Form 10-Q.

•	Worldwide general economic, business, and industry conditions have had, and may continue to have, an adverse effect on the Company's results.

The global economic instability experienced in recent years had caused, among other things, declining consumer and business confidence, volatile raw material prices, instability in credit markets, high unemployment, fluctuating interest and exchange rates, and other challenges in the countries in which we operate.  The Company's business and operating results had been and could once again be adversely affected by these global economic conditions.  The Company's customers and potential customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing.  As discussed below, the industries we serve have in the past been adversely affected by the uncertain global economic climate due to the cyclical nature of their businesses.  As a result, existing or potential customers may reduce or delay their growth and investments and their plans to purchase products, and may not be able to fulfill their obligations in a timely fashion.  Further, suppliers could experience similar conditions, which could affect their ability to fulfill their obligations to the Company.  Adversity within capital markets may also impact the Company's results of operations by negatively affecting the amount of expense the Company records for its pension and other postretirement benefit plans.  Actuarial valuations used to calculate income or expense for the plans reflect assumptions about financial market and other economic conditions – the most significant of which are the discount rate and the expected long-term rate of return on plan assets.  Such actuarial valuations may change based on changes in key economic indicators.  Global economic markets remain uncertain, and there can be no assurance that market conditions will improve in the near future.  Future weakness in the global economy could materially and adversely affect our business and operating results.

•	Our customers' businesses are cyclical or have changing regional demands. Our operations are subject to these trends and we may not be able to mitigate these risks.

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Our Performance Materials segment's sales are predominantly derived from the metalcasting market.  The metalcasting market is dependent upon the demand for castings for automobile components, farm and construction equipment, oil and gas production equipment, power generation turbine castings, and rail car components.  Many of these types of equipment are sensitive to fluctuations in demand during periods of recession or difficult economic conditions, which ultimately may affect the demand for our Performance Materials segment's products and services.

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In the paper industry, which is served by our Paper PCC product line, production levels for uncoated freesheet within North America and Europe, our two largest markets are projected to continue to decrease.  The reduced demand for premium writing paper products has also caused recent paper mill closures.

•	Our Refractories segment primarily serves the steel industry. North American and European steel production continues to be affected by global volatility and overcapacity in the market.

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Demand for our Energy Services segment's products and services is affected by the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, which are heavily influenced by the benchmark price of these commodities.  Oil and natural gas prices decreased significantly in 2014 and 2015, with West Texas Intermediate (WTI) oil spot prices declining from a high of $108 per barrel in June 2014 to a low of $26 per barrel in February 2016.  This has caused oil and natural gas companies to reduce their capital expenditures and production and exploration activities.  This has the effect of decreasing the demand and increasing competition for the services we provide.  In addition, the performance of our Energy Services segment is affected by changes in technologies, locations of customers' targeted reserves, and competition in various geographic markets.

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Our Environmental Products and Building Materials products sales are predominantly derived from the commercial construction and infrastructure markets.  In addition, our Processed Minerals and Specialty PCC product lines are affected by the domestic building and construction markets, as well as the automotive market.

Demand for our products is subject to trends in these markets.  During periods of economic slowdown, our customers often reduce their capital expenditures and defer or cancel pending projects.  Such developments occur even amongst customers that are not experiencing financial difficulties.  In addition, these trends could cause our customers to face liquidity issues or bankruptcy, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets or realignment of our businesses.  The Company has taken steps to reduce its exposure to variations in its customers' businesses, including by diversifying its portfolio of products and services; through geographic expansion, and by structuring most of its long-term satellite PCC contracts to provide a degree of protection against declines in the quantity of product purchased, since the price per ton of PCC generally rises as the number of tons purchased declines.  In addition, many of the Company's product lines lower its customers' costs of production or increase their productivity, which should encourage them to use its products.  However, there can be no assurance that these efforts will mitigate the risks of our dependence on these industries.  Continued weakness in the industries we serve has had, and may in the future have, an adverse effect on sales of our products and our results of operations.  A continued or renewed economic downturn in one or more of the industries or geographic regions that the Company serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

•	The Company's results could be adversely affected if it is unable to effectively achieve and implement its growth initiatives.

Sales and income growth of the Company depends upon a number of uncertain events, including the outcome of the Company's strategies of increasing its penetration into geographic markets such as Brazil, Russia, India and China as well as other Asian and Eastern European countries; increasing its penetration into product markets such as the market for papercoating pigments and the market for groundwood paper pigments; increasing sales to existing PCC customers by increasing the amount of PCC used per ton of paper produced; developing, introducing and selling new products such as the FulFill® family of products for the paper industry.  Difficulties, delays or failure of any of these strategies could affect the future growth rate of the Company.  Our strategy also anticipates growth through future acquisitions.  However, our ability to identify and consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing.  Our success in integrating newly acquired businesses, including the Sivomatic business, will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, and integrate general and administrative services.  In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities.  Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated, and it is also possible that expected synergies from future acquisitions may not materialize.  We also may incur costs and divert management attention with regard to potential acquisitions that are never consummated.

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Servicing the Company's debt will require a significant amount of cash.  This could reduce the Company's flexibility to respond to changing business and economic conditions or fund capital expenditures or working capital needs. Our ability to generate cash depends on many factors beyond our control.

At September 30, 2018, the Company had outstanding borrowings of $0.9 billion pursuant to our senior secured credit facility. This financing will require a significant amount of cash to make interest payments.  Further, the interest rate on a significant portion of our borrowings under our senior secured credit facility is based on LIBOR interest rates, which could result in higher interest expense in the event of an increase in interest rates.  Our ability to pay interest on our debt and to satisfy our other debt obligations will depend in part upon our future financial and operating performance and upon our ability to renew or refinance borrowings.  Prevailing economic conditions and financial, business, competitive, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments.  We cannot guarantee that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to fund our liquidity needs.  If we are unable to generate sufficient cash flow to meet our debt service obligations, we will have to pursue one or more alternatives, such as reducing or delaying capital or other expenditures, refinancing debt, selling assets, or raising equity capital.  Further, the requirement to make significant interest payments may reduce the Company's flexibility to respond to changing business and economic conditions or fund capital expenditure or working capital needs and may increase the Company's vulnerability to adverse economic conditions.

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Our senior secured credit facility contains various covenants that limit our ability to take certain actions and our revolving credit facility, if used, also requires us to meet financial maintenance tests, failure to comply with which could have a material adverse effect on us.

The agreement governing our senior secured credit facility contains a number of significant covenants that, among other things, limit our ability to: incur additional debt or liens, consolidate or merge with any other person, alter the business we conduct, make investments, use the proceeds of asset sales or sale/leaseback transactions, enter into hedging arrangements, pay dividends or make certain other restricted payments, create dividend or other payment restrictions with respect to subsidiaries, and enter into transactions with affiliates.  In addition, our revolving credit facility, if used, requires us to comply with specific financial ratios, including a maximum net leverage ratio, under which we are required to achieve specific financial results.  Commencine with the second quarter of 2018, we had borrowings under our revolving credit facility, and are therefore required to comply with such financial ratios.  Our ability to comply with these provisions may be affected by events beyond our control.  A breach of any of these covenants would result in a default under the agreements.  In the event of any default, our lenders could elect to declare all amounts borrowed under the agreements, together with accrued interest thereon, to be due and payable.  In such an event, we cannot assure you that we would have sufficient assets to pay debt then outstanding under the agreements governing our debt.  Any future refinancing of the senior secured credit facility is likely to contain similar restrictive covenants.

•	The Company's sales of PCC could be adversely affected by our failure to renew or extend long term sales contracts for our satellite operations.

The Company's sales of PCC to paper customers are typically pursuant to long-term evergreen agreements, initially ten years in length, with paper mills where the Company operates satellite PCC plants.  Sales pursuant to these contracts represent a significant portion of our worldwide Paper PCC sales, which were $377.7 million in 2017, or approximately 23% of the Company's net sales.  The terms of many of these agreements have been extended or renewed in the past, often in connection with an expansion of the satellite plant.  However, failure of a number of the Company's customers to renew or extend existing agreements on terms as favorable to the Company as those currently in effect, or at all, could have a substantial adverse effect on the Company's results of operations, and could also result in impairment of the assets associated with the PCC plant.

•	The Company's sales could be adversely affected by consolidation in customer industries, principally paper, foundry and steel.

Several consolidations in the paper industry have taken place in recent years and such consolidation could continue in the future.  These consolidations could result in partial or total closure of some paper mills where the Company operates PCC satellites.  Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in shifting paper production and associated purchases of PCC to another location served by the Company.  Similarly, consolidations have occurred in the foundry and steel industries.  Such consolidations in the major industries we serve concentrate purchasing power in the hands of a smaller number of manufacturers, enabling them to increase pressure on suppliers, such as the Company.  This increased pressure could have an adverse effect on the Company's results of operations in the future.

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The Company is subject to stringent regulation in the areas of environmental, health and safety, and tax, and may incur unanticipated costs or liabilities arising out of claims for various legal, environmental and tax matters or product stewardship issues.

The Company's operations are subject to international, federal, state and local governmental environmental, health and safety, tax and other laws and regulations.  We have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations.  In addition, future events, such as changes to or modifications of interpretations of existing laws and regulations, or enforcement polices, or further investigation or evaluation of the potential environmental impacts of operations or health hazards of certain products, may affect our mining rights or give rise to additional compliance and other costs that could have a material adverse effect on the Company.  Further, certain of our customers are subject to various federal and international laws and regulations relating to environmental and health and safety matters, especially our Energy Services customers who are subject to drilling permits, waste water disposal and other regulations.  To the extent that these laws and regulations affecting our customers change, demand for our products and services could also change and thereby affect our financial results.  State, national, and international governments and agencies have been evaluating climate-related legislation and regulation that would restrict emissions of greenhouse gases in areas in which we conduct business, and some such legislation and regulation have already been enacted or adopted.  Enactment of climate-related legislation or adoption of regulation that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations or demand for our products.  Our manufacturing processes, particularly the manufacturing process for PCC, use a significant amount of energy and, should energy prices increase as a result of such legislation or regulation, we may not be able to pass these increased costs on to purchasers of our products.  We cannot predict if or when currently proposed or additional laws and regulations regarding climate change or other environmental or health and safety concerns will be enacted or adopted.

The Company is also subject to income tax laws and regulations in the United States and various foreign jurisdictions.  Significant judgment is required in evaluating and estimating our provision and accruals for these taxes.  Our income tax liabilities are dependent upon the location of earnings among these different jurisdictions.  Our income tax provision and income tax liabilities could be adversely affected by the jurisdictional mix of earnings, changes in valuation of deferred tax assets and liabilities and changes in tax treaties, laws and regulations, including the U.S. Tax Cuts and Jobs Act of 2017, which effected significant changes to the U.S. corporate income tax system. Our preliminary estimate of the effects of this law, including a mandatory deemed repatriation tax on our foreign subsidiaries' previously untaxed foreign earnings and the remeasurement of our deferred tax assets and liabilities, is subject to finalization of management's analysis related to certain matters, such as developing interpretations of the provisions of the law, changes to certain estimates and amounts related to the earnings and profits of certain subsidiaries and the filing of our tax returns. Changes to our preliminary estimate of the effects of this law, which will be recorded in the period completed, could have a material adverse effect on the Company's financial condition or results of operations, as well as our effective tax rate in the period in which the adjustments are made.

The Company is currently a party in various litigation matters and tax and environmental proceedings and faces risks arising from various unasserted litigation matters, including, but not limited to, product liability, patent infringement, antitrust claims, and claims for third party property damage or personal injury stemming from alleged environmental torts.  Failure to appropriately manage safety, human health, product liability and environmental risks associated with the Company's products and production processes could adversely impact the Company's employees and other stakeholders, the Company's reputation and its results of operations.  Public perception of the risks associated with the Company's products and production processes could impact product acceptance and influence the regulatory environment in which the Company operates.  While the Company has procedures and controls to manage these risks, carries liability insurance, which it believes to be appropriate to its businesses, and has provided reserves for current matters, which it believes to be adequate, an unanticipated liability, arising out of a current matter or proceeding or from the other risks described above, could have a material adverse effect on the Company's financial condition or results of operations.

•	Delays or failures in new product development could adversely affect the Company's operations.

The Company's future business success will depend in part upon its ability to maintain and enhance its technological capabilities, to respond to changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis.  The Company is engaged in a continuous effort to develop new products and processes in all of its product lines.  Difficulties, delays or failures in the development, testing, production, marketing or sale of such new products could cause actual results of operations to differ materially from our expected results.

•	The Company's ability to compete is dependent upon its ability to defend its intellectual property against inappropriate disclosure and infringement.

The Company's ability to compete is based in part upon proprietary knowledge, both patented and unpatented.  The Company's ability to achieve anticipated results depends in part on its ability to defend its intellectual property against inappropriate disclosure as well as against infringement.  In addition, development by the Company's competitors of new products or technologies that are more effective or less expensive than those the Company offers could have a material adverse effect on the Company's financial condition or results of operations.

•	The Company's operations could be impacted by the increased risks of doing business abroad.

The Company does business in many areas internationally.  Approximately 44% of our sales in 2017 were derived from outside the United States and we have significant production facilities which are located outside of the United States.  We have in recent years expanded our operations in emerging markets, and we plan to continue to do so in the future, particularly in China, India, Brazil, the Middle East, and Eastern Europe.  Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Malaysia, Nigeria, Egypt, Russia, Saudi Arabia, Turkey, Brazil, Thailand, China and South Africa.  The UK's decision to exit the European Union (referred to as Brexit) has caused additional volatility in the markets and currency exchange rates. Market conditions and exchange rates could continue to be volatile in the near term as this decision is implemented. As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors.  Many of these risks are beyond our control and can lead to sudden, and potentially prolonged, changes in demand for our products, difficulty in enforcing agreements, and losses in the realizability of our assets.  Adverse developments in any of the areas in which we do business could cause actual results to differ materially from historical and expected results.  In addition, a significant portion of our raw material purchases and sales outside the United States are denominated in foreign currencies, and liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies.  Accordingly, reported sales, net earnings, cash flows and fair values have been and, in the future, will be affected by changes in foreign currency exchange rates.  Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions.  We cannot assure you that we will implement policies and strategies that will be effective in each location where we do business.

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The Company's operations are dependent on the availability of raw materials and access to ore reserves at its mining operations.  Increases in costs of raw materials, energy, or shipping could adversely affect our financial results.

The Company depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations.  Purchase prices and availability of these critical raw materials are subject to volatility.  At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms, or at all.  While most such raw materials are readily available, the Company has purchased approximately 60% of its magnesia requirements from sources in China over the past five years.    The price and availability of magnesia have fluctuated in the past and they may fluctuate in the future.  Price increases for certain other of our raw materials, including petrochemical products, as well as increases in energy prices, have also affected our business.  Our production processes consume a significant amount of energy, primarily electricity, diesel fuel, natural gas and coal.  We use diesel fuel to operate our mining and processing equipment and our freight costs are heavily dependent upon fuel prices and surcharges.  Energy costs also affect the cost of raw materials.  On a combined basis, these factors represent a large exposure to petrochemical and energy products which may be subject to significant price fluctuations.  The contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect the pass-through of increases in costs resulting from inflation, including energy.  However, there is a time lag before such price adjustments can be implemented.  The Company and its customers will typically negotiate reasonable price adjustments in order to recover these escalating costs, but there can be no assurance that we will be able to recover increasing costs through such negotiations.

The Company also depends on having adequate access to ore reserves of appropriate quality at its mining operations. There are numerous uncertainties inherent in estimating ore reserves including subjective judgments and determinations that are based on available geological, technical, contract and economic information.

The Company relies on shipping bulk cargos of bentonite from the United States, Turkey and China to customers, as well as our own subsidiaries, and we are sensitive to our ability to recover these shipping costs.  In the last few years, bulk cargo shipping rates have been very volatile, and, to a lesser extent, the availability of bulk cargo containers has been suspect.  If we cannot secure our container requirements or offset additional shipping costs with price increases to customers, our profitability could be impacted.  We are also subject to other shipping risks.  In particular, rail service interruptions have affected our ability to ship, and the availability of rail service, and our ability to recover increased rail costs, may be beyond our control.

•	The Company operates in very competitive industries, which could adversely affect our profitability.

The Company has many competitors.  Some of our principal competitors have greater financial and other resources than we have.  Accordingly, these competitors may be better able to withstand economic downturns and changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do.  We also face competition for some of our products from alternative products, and some of the competition we face comes from competitors in lower-cost production countries like China and India. As a result of the competitive environment in the markets in which we operate, we currently face and will continue to face pressure on the sales prices of our products from competitors, which could reduce profit margins.

•	Production facilities are subject to operating risks and capacity limitations that may adversely affect the Company's financial condition or results of operations.

The Company is dependent on the continued operation of its production facilities.  Production facilities are subject to hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, and environmental risks.  We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered.  We may incur losses beyond the limits, or outside the coverage, of our insurance policies.  Further, from time to time, we may experience capacity limitations in our manufacturing operations.  In addition, if we are unable to effectively forecast our customers' demand, it could affect our ability to successfully manage operating capacity limitations.  These hazards, limitations, disruptions in supply and capacity constraints could adversely affect financial results.

•	Operating results for some of our segments are seasonal.

Our Energy Services Segment and certain product lines within our Performance Materials segment are affected by seasonal weather patterns.  A majority of our Energy Services revenues are derived from the Gulf of Mexico and surrounding states, which are susceptible to hurricanes that typically occur June 1st through November 30th.  In addition, it is affected by customers' demands for natural gas.  Natural gas is affected by weather patterns as colder winters increase the demand for natural gas to heat homes and warmer summers increase the demand for natural gas to fuel generators providing electricity to run air conditioners.  Actual or threatened hurricanes or changes in the demand for natural gas can result in volatile demand for services provided by our Energy Services segment.  Our Environmental Products and Building Materials product lines within our Performance Materials segment are affected by weather patterns which determine the feasibility of construction activities.  Typically, less construction activity occurs in winter months and thus this segment's revenues tend to be greatest in the second and third quarters when weather patterns in our geographic markets are more conducive to construction activities.  Our Processed Minerals product line is subject to similar seasonal patterns.

•	Our operations are subject to cyber-attacks that could have a material adverse impact on our business, consolidated results of operations, and consolidated financial condition.

Our operations are becoming increasingly dependent on digital technologies and services. We use these technologies for internal purposes, including data storage, processing, and transmissions, as well as in our interactions with customers and suppliers. Digital technologies are subject to the risk of cyber-attacks. If our systems for protecting against cybersecurity risks prove not to be sufficient, we could be adversely affected by, among other things: loss of or damage to intellectual property, proprietary or confidential information, or customer, supplier, or employee data; interruption of our business operations; and increased costs required to prevent, respond to, or mitigate cybersecurity attacks. These risks could harm our reputation and our relationships with customers, suppliers, employees, and other third parties, and may result in claims against us. In addition, these risks could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.